Exhibit 99.1

IAMGOLD corrects media report regarding Essakane mine

TSX: IMG
NYSE: IAG

TORONTO, April 16, 2013 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") corrects information reported today concerning spending at the Company's Essakane mine in Burkina Faso.

IAMGOLD is maintaining previously announced $300 million capital spending plans for Essakane in 2013, of which approximately $200 million is required to complete a project to expand its throughput capacity.    This project commenced construction in July of 2012 and is on budget and on time for completion in the fourth quarter of this year.   No other capital projects are planned, contrary to a Thomson Reuters article published earlier today.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold producer with six operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world's top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is well positioned for growth with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD's growth plans are strategically focused on certain regions in Canada and select countries in South America and Africa.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE: IAMGOLD Corporation

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 16:36e 16-APR-13